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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Qatalyst Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, 24th FL
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason DiLullo (415-844-7700)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jason DiLullo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Qatalyst Partners LP, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JANET G. BEVERLY
Notary Public – California
San Francisco County
Commission # 2212775
My Comm. Expires Oct 1, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Qatalyst
PARTNERS

February 28, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re: Annual filing of Audited Financial Report Pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Dear Sir or Madam:

Please find enclosed one copy of the Statement of Financial Condition of Qatalyst Partners LP for the year ended December 31, 2019. The Financial Statements have been bound separately and sent under separate cover. Please note that the submitted Financial Report materials were audited by the independent public accountant of Qatalyst Partners LP.

Please do not hesitate to call me at 415-844-7744 with any questions or concerns.

Very truly yours,

Michael Tan
Director of Finance

Enclosure

One Maritime Plaza | 24th Floor | San Francisco, CA 94111
Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

Qatalyst Partners LP

Statement of Financial Condition
December 31, 2019
(Public)

pwc

Report of Independent Registered Public Accounting Firm

To Qatalyst Management LLC, the General Partner of Qatalyst Partners LP:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Qatalyst Partners LP (the "Partnership") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, the Partnership changed the manner in which it accounts for leases in 2019.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 28, 2020

We have served as the Partnership's auditor since 2008.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2019

Assets	
Cash	$ 3,848,035
Restricted cash (Note 2)	415,844
Total cash and restricted cash	4,263,879
Accounts and investment banking fees receivables (Note 2)	1,619,942
Accrued investment banking revenues (Note 2)	3,750,000
Prepaid expenses and other assets	775,527
Operating lease right-of-use asset (Note 4)	9,736,957
Fixed assets, net	920,775
Total assets	$ 21,067,080
Liabilities and Partners' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,161,130
Operating lease liability (Note 4)	10,142,701
Deferred liabilities	649,998
Total liabilities	11,953,829
Commitments and contingencies (Note 4)	
Partners' equity	9,113,251
Total liabilities and partners' equity	$ 21,067,080

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Qatalyst Partners LP (the "Partnership"), a wholly-owned subsidiary of Qatalyst Group LP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is Qatalyst Management LLC. The Partnership operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Management believes that the aggregate net fair value of accounts and investment banking fees receivables approximate their carrying value because such receivables are short-term in nature.

Cash and Restricted Cash

The Partnership considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Partnership holds cash in financial institutions in excess of FDIC insured limits. The Partnership periodically assesses the financial condition of these institutions and assesses the credit risk. The Partnership has a certificate of deposit of $415,844 that is collateral for a standby letter of credit related to its office lease (note 4).

Accrued Investment Banking Revenues and Accrued Investment Banking Revenues

Investment banking revenues consist of strategic advisory revenues and private placement fees, and are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Revenues recognized but not yet billed to the client are accrued as of December 31, 2019.

Leases

In 2016, the Financial Accounting Standards Board ("FASB") issued new guidance related to accounting for leases. The new guidance requires the recognition of right-of-use ("ROU") assets and lease liabilities by lessees for those leases classified as operating leases under previous guidance. The Partnership adopted this guidance on January 1, 2019 using the modified retrospective approach, electing the package of practical expedients.

The Partnership determines whether an arrangement is a lease for accounting purposes at contract inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable, a risk-free rate for a period comparable with the lease term was used to determine the present value of future lease payments. Operating ROU assets are generally recognized based on the amount of the initial measurement of the lease liability. Lease expense is recognized on a straight-line basis over the lease term. Lease and non-lease components are accounted for separately. Operating leases are included in operating lease right-of-use assets and operating lease liabilities on the Statement of Financial Condition. As of December 31, 2019, the Partnership had no finance leases.

3. Fixed Assets

As of December 31, 2019, fixed assets consisted of the following:

	Computers, software and equipment	Furniture and fixtures	Total
Fixed assets	$ 2,003,853	$ 1,810,965	$ 3,814,818
Less: Accumulated depreciation	(1,430,887)	(1,463,156)	(2,894,043)
Fixed assets, net	$ 572,966	$ 347,809	$ 920,775

4. Commitments and Contingencies

Operating Leases

The Partnership leases office space under an operating lease. The Partnership amended the original lease on September 9, 2019 to extend the expiration date of the lease to November 30, 2024. The increase to the lease liability arising from this extension was $7,998,894.

The Partnership has a standby letter of credit for $415,844 to cover the security deposit for its office lease.

The following table provides summary information related to our operating lease as of December 31, 2019 (in dollars, except weighted average figures):

Right-of-use assets obtained in exchange for new operating lease liabilites[1]	$ 8,132,112
Weighted average remaining lease term	4.9 years
Weighted average discount rate	1.5%

[1] The opening balance for operating leases upon adoption of the new lease accounting guidance at January 1, 2019 was $3,141,170.

As of December 31, 2019, the future minimum lease payments under noncancelable operating leases are as follows:

2020	$ 1,618,558
2021	2,083,220
2022	2,278,950
2023	2,347,319
2024	2,214,782
Total	$ 10,542,829
Less: present value discount	(400,128)
Lease liability	$ 10,142,701

5. Litigation

Due to the nature of its business, the Partnership may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Partnership's control. Management believes that there are no currently known actions or reasonably likely threat of any actions that would result in any material adverse effect on the Partnership's financial statements.

6. Regulatory Requirements

The Partnership is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Partnership had net capital of $1,631,163 which was $1,483,371 in excess of its required net capital of $147,792. The Partnership's ratio of aggregate indebtedness to net capital was 1.359 to 1.

7. Related Party

The Partnership is subject to an expense sharing agreement with the Parent, whereby certain overhead expenses are allocated between the Partnership and the Parent based on the benefit derived from the services provided.

In 2019, the Partnership was assigned two customer contracts from an affiliate of the Parent. These engagements were assigned based on an analysis of multiple factors including whether the potential customer transaction involved a public offering of securities.

8. Subsequent Events

As of February 28, 2020, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the financial statements as presented.

Qatalyst
PARTNERS

February 28, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re: Annual filing of Exemption Report [SEA Rule 17a-5(d)(4)] AND Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

Dear Sir or Madam:

Please find enclosed one copy of the Exemption Report and related Independent Accountant's Report for Qatalyst Partners LP for the period from January 1, 2019 through December 31, 2019.

Please do not hesitate to call me at 415-844-7744 with any questions or concerns.

Very truly yours,

Michael Tan
Director of Finance

Enclosure

One Maritime Plaza | 24th Floor | San Francisco, CA 94111
Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

pwc

Report of Independent Registered Public Accounting Firm

To Management of Qatalyst Partners LP:

We have reviewed Qatalyst Partners LP's (the "Partnership") assertions, included in the accompanying Qatalyst Partners LP's Exemption Report, in which (1) the Partnership identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Partnership stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Partnership's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019. Our review did not extend to Footnote 1 on the Partnership's Exemption Report.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

San Francisco, California
February 28, 2020

QATALYST PARTNERS LP's
EXEMPTION REPORT

Qatalyst Partners LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following[1]:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Partnership met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2019 without exception.

Qatalyst Partners LP

I, Jason DiLullo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Jason DiLullo, President
Qatalyst Partners LP

February 28, 2020

[1] The Partnership maintains no customer accounts and does not handle customer funds or securities. The Partnership therefore claims the exemption herein without prejudice to its ability to claim that the Partnership has no obligations, and has not at any time had any obligations, under 17 C.F.F. 240.15c3-3.

Qatalyst
PARTNERS

February 28, 2020

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re: Annual filing of Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Pursuant to Rule 17a-5(e)(4) under the Securities Exchange Act of 1934

Dear Sir or Madam:

Please find enclosed one copy of the Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation for Qatalyst Partners LP for the year ended December 31, 2019.

Please do not hesitate to call me at 415-844-7744 with any questions or concerns.

Very truly yours,

Michael Tan
Director of Finance

Enclosure

One Maritime Plaza | 24th Floor | San Francisco, CA 94111
Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

pwc

Report of Independent Accountants

To the Management of Qatalyst Partners LP:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Qatalyst Partners LP (the "Partnership") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Partnership for the year ended December 31, 2019, solely to assist the specified parties in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated September 3, 2019 in the amount of $121,016 per Form SIPC-7 page 1, item 2B was compared to the bank statement (account ending 3294) dated September 3, 2019 and excludes interest; Payment dated January 29, 2020 in the amount of $41,026 per Form SIPC-7 page 1, item 2G was compared to the check number 32597 dated January 29, 2020 obtained from Michael Tan, Controller. No differences were noted.

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2019 to the Total revenue amount of $208,104,467 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction on item 2c line 8, "non-securities business revenues" of $10,877,099 to the non-securities business revenue schedule, attached as Attachment A, provided by Michael Tan, Controller. No differences were noted. However, we make no comment regarding the completeness, appropriateness, or criteria used by the Partnership to determine what constitutes "non-securities business"

    b. Compared the deduction on item 2c line 8, "portion of services provided to "securities business" clients that is not part of a securities transaction" of $89,199,092 to the apportionment of non-securities business revenues schedule, attached as Attachment B, provided by Michael Tan, Controller. No differences were noted. However, we make no comment regarding the completeness, appropriateness, or criteria used by the Partnership to determine the portion of services provided to "securities business" clients that is not part of securities transaction.

pwc

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $108,028,276 and $162,042, respectively of the Form SIPC-7. No differences were noted.

    b. On Attachment A, we recalculated the mathematical accuracy of the Non-Securities Business Revenue schedule. No differences were noted.

    c. On Attachment B, we recalculated the mathematical accuracy of the Apportionment of Non-Securities Business Revenue schedule. No differences were noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2018 on which it was originally computed and noted no such overpayment.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of Qatalyst Partners LP and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

San Francisco, California
February 28, 2020

2019 SIPC GENERAL ASSESSMENT CALCULATION
QATALYST PARTNERS LP
NON-SECURITIES BUSINESS REVENUES
ATTACHMENT A

Bank interest income	281,265
Retainers	1,595,834
Opinion fees	9,000,000
Total	*10,877,099*

Attachment B

2019 SIPC GENERAL ASSESSMENT CALCULATION
QATALYST PARTNERS LP
APPORTIONMENT OF NON-SECURITIES BUSINESS REVENUES

Sector	Portion of Success Fee (1)
Software	70,548,188
Consumer	4,450,000
Commtech	5,545,491
Semiconductors	8,655,413
Total	***89,199,092***

(1) Portion of services provided to "securities business" clients that is not part of a securities transaction